ALIANZA MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE SIX MONTHS ENDED MARCH 31, 2019

OVERVIEW AND INTRODUCTORY COMMENT

Alianza Minerals Ltd. (“Alianza” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “ANZ”. The Company is a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America.  As a prospect generator, the goal of Alianza is to acquire mineral exploration and evaluation assets (Mineral Properties) on attractive terms, add value through early stage exploration and then vend or option some or all of a value-added Mineral Property to a third party explorer for further advancement.  The Company has properties in Nevada USA, Yukon and British Columbia Canada, and Peru. The Company also has a 1% NSR (capped at $1,000,000) on certain properties in Mexico.

This MD&A is dated May 29, 2019 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars.  The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the six months ended March 31, 2019 and the Company’s audited consolidated financial statements for the year ended September 30, 2018 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.alianzaminerals.com.

MAJOR INTERIM PERIOD OPERATING MILESTONES

Haldane, Yukon Territory, Canada

On December 4, 2018, the Company announced that it received a Class 3 Mining Land Use approval for the Haldane Silver Project, located in the historic Keno Mining District, Yukon Territory. This approval is valid until November 25, 2028 and is subject to the standard restrictions and conditions contained in the Yukon Quartz Mining Act and the Quartz Mining Land Use Regulations. This approval allows the Company to move forward without delay at Haldane in 2019.

On May 8, 2019, the Company reports that planning is underway for the 2019 field program at the Haldane Property, a high-grade silver target in the historic Keno Hill Mining District of Yukon Territory. The first phase of the program, consisting of additional soil geochemistry, mapping and trenching, will start in June. Drilling will follow in August. The 8,579 hectare Haldane Silver Property is located 25 km west of Keno City, YT in the western portion of the Keno Hill Silver District.

The first phase program will consist of mapping, prospecting and soil geochemical surveys in the areas of the Bighorn and Ross anomalies. The road-accessible Bighorn anomaly is a new target identified in the 2018 program and is open for expansion. Further work at this target will attempt to expand the soil geochemical footprint of the anomaly and detailed mapping and prospecting will target structure and mineralization for follow up trenching. The same approach will be used at the Ross anomaly, particularly to the west where 2018 soil geochemical data identified a new target area. Trenching may also be undertaken here if warranted. The results of this first phase program will be used to prioritize drilling at the Bighorn, Ross and Mt Haldane Vein System targets planned for August.

KRL, British Columbia, Canada

On November 7, the Company reported that sampling at the recently-optioned the KRL Property had returned high-grade gold values from the KRL showing, including 122 g/t gold from a 50 cm-wide quartz vein. A total of 12 grab samples were collected from two steeply-dipping northwesterly and two northeasterly-oriented quartz veins in the vicinity of the KRL showing. Sampled veins range from 10-50 cm in width. The northeasterly-oriented veins correlate with historic trenches 1 and 7. Four samples of a 40-50 cm-wide vein (historic Trench 1) returned 3.15, 8.24, 122 and 7.94 g/t gold, respectively. These were collected over 18 metres strike length and compare favourably to historically reported results. Three samples were also collected from historic Trench 7 over a strike length of 16 metres, returning 7.43, 22.4 and 0.235 g/t gold from a 30 cm-wide vein, also confirming historic sampling. Veins are variably-banded, white to grey quartz with brown to yellow-orange limonitic weathering. Higher-grade gold mineralization appears to correlate with the presence of sulphides, particularly chalcopyrite. A map with the 2018 results can be found on the company’s website at https://alianzaminerals.com/project/krlgold/.

Previous work at KRL dates back to the late 1980’s and includes hand trenching of quartz veins 10 – 100 centimetres (cm) in width (generally 10-50 cm wide) and exposed for as much as 60 metres (m) on strike before becoming obscured under talus. Results of this work include a series of five channel samples, collected on one-metre spacings yielding 56.01, 35.93, 122.86, 194.23 and 64.04 g/t gold over 50-70 cm. Another vein, sampled approximately 10 m to the northwest, returned 248.1 g/t gold over its 10 cm width, and another at 229.47 g/t from a nearby 10 cm channel sample. At least 11 veins have been identified over a 400 m by 600 m area. Most veins are steeply-dipping with a north-westerly strike.

Bellview, Nevada, USA

The Bellview property is located in White Pine County, 85 km south of Elko, Nevada and 13 km north of the Bald Mountain Gold Mine on the southern extension of the Carlin Trend. Bellview features a geological setting prospective for sediment-hosted gold mineralization. Work by a previous operator identified stratigraphic targets similar to the geologic setting observed at Bald Mountain. Targets are primarily defined by gold-in-soil geochemical anomalies and gold-bearing silicified jasperoid breccias in stratigraphy recognized regionally and at the Bald Mountain Mine to host gold mineralization.

On February 7, 2019 (“Effective Date”), the Company entered into an option agreement with Hochschild Mining (US) Inc. (“Hochschild”) whereby Hochschild could earn up to a 70% undivided interest in the Bellview property.

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$3,500,000 in exploration on the property over a 5.5 year period, with a committed minimum expenditure as below:

Period	Defined Term	Minimum Qualifying Expenditure
18 months from the Effective Date	Agreement Year 1	US$100,000
From the end of Agreement Year 1 to 30 months after Effective Date	Agreement Year 2	US$500,000
From the end of Agreement Year 2 to 42 months after Effective Date	Agreement Year 3	US$500,000
From the end of Agreement Year 3 to 54 months after Effective Date	Agreement Year 4	US$500,000

Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$3,500,000 in exploration over 3 years (minimum US$500,000 in exploration per year).

On March 11, 2019, Hochschild reimbursed the Company the sum of $9,832 (US$7,358) being the maintenance fees paid by the Company in August 2018.

On May 1, 2019, the Company announced that the field work at Bellview started.  A magnetics survey is underway to identify important structural features that may represent goldbearing fluid conduits and determine if any buried intrusive bodies are associated with alteration and mineralization on the property. The survey will assist in targeting future drill programs.

BP, Nevada, USA

The BP property is located in Elko County, 57 km south of Carlin, Nevada and 41 km northwest of the Bald Mountain Mine. The property has had little previous gold exploration prior to a reconnaissance program in 2010 that identified gold-bearing jasperoid and anomalous gold and pathfinder geochemistry on surface. Alianza conducted a mapping and prospecting program in 2017 that identified potential structural conduits for mineralizing fluid flow as evidenced by anomalous pathfinder geochemistry and the presence of barite, clay alteration and limonite staining near the intersections of prominent structures. Additional evidence of favourable structural setting is seen in the eastern portion of the property where repetition of the stratigraphy suggests a series of northeast trending structures. Significantly, new jasperoid occurrences were identified along the aforementioned structures in proximity to the projected intersection with northwest trending graben structures. Jasperoids are elevated in gold and pathfinder geochemistry, including arsenic, barium, mercury, molybdenum and antimony.

On March 1, 2019 (“Effective Date”), the Company entered into an option agreement with Hochschild whereby Hochschild could earn up to a 70% undivided interest in the Horsethief property.

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$2,500,000 in exploration on the property over a 4.5 year period, with a committed minimum expenditure as below:

Period	Defined Term	Minimum Qualifying Expenditure
18 months from the Effective Date	Agreement Year 1	US$100,000
12 months from the end of Agreement Year 1	Agreement Year 2	US$500,000
12 months from the end of Agreement Year 2	Agreement Year 3	US$500,000
12 months from the end of Agreement Year 3	Agreement Year 4	US$500,000

Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$2,500,000 in exploration over 3 years (minimum US$500,000 in exploration per year).

On March 11, 2019, Hochschild reimbursed the Company the sum of $31,702 (US$23,724) being the maintenance fees paid by the Company in August 2018.

A mapping and sampling program for BP property will start in early summer of 2019.

Horsethief, Nevada, USA

Exploration at Horsethief is targeting sediment-hosted gold mineralization in a window of Cambrian carbonate rocks overlain by volcanic flows and pyroclastics. Work by prior operators included mapping and sampling hematite-rich jasperoid breccia outcrops and shallow drilling. Historic drilling, generally 100 metres or less in depth, returned multiple intervals of gold mineralization including 13.7 metres averaging 1.2 g/t gold and 39.6 metres averaging 0.79 g/t gold with four holes terminating in mineralization. Subsequent geophysical surveys (Induced Polarization chargeability and resistivity) indicate that stratigraphy and potentially mineralized targets dip to the east under the volcanic cover and below the extent of prior drilling.

On March 1, 2019 (“Effective Date”), the Company entered into an option agreement with Hochschild whereby Hochschild could earn up to a 70% undivided interest in the Horsethief property.

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$5,000,000 in exploration on the property over a 5.5 year period, with a committed minimum expenditure as below:

Period	Defined Term	Minimum Qualifying Expenditure
18 months from the Effective Date	Agreement Year 1	US$500,000
12 months from the end of Agreement Year 1	Agreement Year 2	US$500,000
12 months from the end of Agreement Year 2	Agreement Year 3	US$500,000
12 months from the end of Agreement Year 3	Agreement Year 4	US$500,000
12 months from the end of Agreement Year 4	Agreement Year 5	US$500,000

Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$5,000,000 in exploration over 3 years (minimum US$500,000 in exploration per year).

On March 11, 2019, Hochschild reimbursed the Company the sum of $14,073 (US$10,531) being the maintenance fees paid by the Company in August 2018.

On May 1, 2019, the Company announced that the field work at Horsethief started.  The current program includes mapping and geochemical sampling to refine targets for subsequent drilling. This work will focus on mapping alteration, structure and stratigraphy to focus drill targeting based on potential fluid conduits in prospective rock units in the stratigraphy. Management is also contemplating reprocessing magnetic, Induced Polarization (IP) and resistivity data collected by a previous operator to aid in drill targeting.

INTERIM PERIOD FINANCIAL CONDITION

Capital Resources

On December 24, 2018, the Company completed a non-brokered private placement by issuing 5,000,000 non-flow-through units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $250,000 and 10,203,333 flow-through shares (“FT Share”) at a price of $0.06 per FT Share for gross proceeds of $612,200. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 24 month period at a price of $0.10. In connect with the financing, the Company paid $50,760 as a cash finder’s fee and issued 887,250 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The FT Shares are eligible for a tax deduction for Canadian income tax payers for the year 2018 and the proceeds are being spent on qualifying exploration expenditures on Alianza’s projects in the Yukon Territory, specifically on Haldane Silver Property in the Keno Hill District and KRL Property in British Columbia’s prolific Golden Triangle.

On January 7, 2019, the Company received a grant of $40,000 under the Yukon Mineral Exploration Program which was applied in 2018.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from equity issuances and the potential exercise of warrants, finders’ warrants and options, along with the planned developments within the Company will allow its efforts to continue throughout 2019. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at March 31, 2019, the Company had working capital of $220,987 (September 30, 2018 – working capital deficiency of $343,283). As at March 31, 2019, cash totaled $576,690, an increase of $570,091 from $6,599 as at September 30, 2018. The increase was due to: (a) net proceeds from the private placement of $811,379; (b) a net increase of $26,987 in exploration and expenditures assets as a result of Yukon Mining Incentive Refund of $40,000 and reimbursement from an optionee of $55,607 while being reduced by exploration and evaluation assets expenditures of $68,620; and (c) reduction of $258,557 due to the operating activities.

Operations

For the three months ended March 31, 2019 compared with the three months ended March 31, 2018:

Excluding the non-cash depreciation of $103 (2018 - $759) and share-based payments of $Nil (2018 - $70,890), the Company’s general and administrative expenses amounted to $82,246 (2018 - $141,899), a decrease of $59,653. The change in the expenses was mainly due to decreases in: (a) Wages, benefits and consulting fees of $27,007 (2018 - $72,532); (b) investor relations and shareholder information of $13,504 (2018 - $20,526) and (c) office expense of $3,365 (2018 - $9,380) as the Company has been monitoring its use of cash and has been actively seeking ways to reduce its operating expenses.

For the six months ended March 31, 2019 compared with the six months ended March 31, 2018:

Excluding the non-cash depreciation of $206 (2018 - $1,526) and share-based payments of $Nil (2018 - $70,890), the Company’s general and administrative expenses amounted to $212,722 (2018 - $288,702), a decrease of $75,980. The change in the expenses was mainly due to decreases in: (a) property investigation expenses of $Nil (2018 - $20,100); (b) wages, benefits and consulting fees of $71,032 (2018 - $109,274) and (c) investor relations and shareholder information of $21,593 (2018 - $40,357) as the Company has been monitoring its use of cash and has been actively seeking ways to reduce its operating expenses.

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totaling approximately $766,000 had been levied. Of this amount, $563,000 relates to properties that were held by Minera Tarsis, S.A. de C.V., which the Company has applied to wind up, and $203,000 relates to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

As of the date of the MD&A, the Company has no outstanding commitments.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR January 24, 2019 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Alianza. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at March 31, 2019:

	Issued and Outstanding
	March 31, 2019	May 29, 2019

Common shares outstanding	60,345,001	60,470,001
Stock options	3,484,500	3,484,500
Warrants	25,069,732	25,069,732
Finder’s options	1,153,350	1,153,350
Fully diluted common shares outstanding	90,052,583	90,177,583

QUALIFIED PERSON

Jason Weber, BSc., P.Geo is the Qualified Persons as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Weber is the President and Chief Executive Officer of Alianza and prepared the technical information contained in this MD&A – Quarterly Highlights

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements..